09042265

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing

*n.a. 9/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
AUG 28 2009

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

Washington, DC
110

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH MORGAN SECURITIES INC.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 9/17

OATH OR AFFIRMATION

We, Edward W. Wedbush and A. Peter Allman-Ward, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Morgan Securities Inc. as of June 30, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $10,715,239 and $11,080,141 respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

MAGALY IGLESIAS
Commission # 1818496
Notary Public - California
Los Angeles County
My Comm. Expires Oct 19, 2012

E Wedbush

Name Edward W. Wedbush
Title President

Name A. Peter Allman-Ward
Title Chief Financial Officer

Magaly Iglesias

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wedbush Morgan Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Morgan Securities Inc., (the Company) as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Morgan Securities Inc. as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 26, 2009

WEDBUSH MORGAN SECURITIES INC.

Statement of Financial Condition

June 30, 2009

Assets

Cash and cash equivalents	$ 97,656,000
Cash segregated	149,330,000
Short-term investments segregated	1,288,000,000
Receivables:	
Brokers, dealers and clearing organizations	266,377,000
Customers, collateralized by securities	294,508,000
Other	28,448,000
Total receivables	589,333,000
Less reserve for uncollectible receivables	(7,153,000)
Net receivables	582,180,000
Securities owned	40,550,000
Securities owned segregated	169,642,000
Intangibles, net of accumulated amortization of $708,000	4,184,000
Other assets	5,635,000
	$ 2,337,177,000

Liabilities and Stockholder's Equity

Bank loan payable	$ —
Payables:	
Brokers, dealers and clearing organizations	291,460,000
Customers	1,769,408,000
Securities sold, not yet purchased	7,601,000
Accounts payable and accrued liabilities	54,601,000
Total liabilities	2,123,070,000
Commitments and contingent liabilities	
Stockholder's equity:	
Preferred stock, $100.00 par value. Authorized 10,000,000 shares; (Series A Preferred Stock, $100 liquidation preference); 143 shares outstanding	14,000
Common stock, $0.10 par value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding	700,000
Additional paid-in capital	8,629,000
Parent treasury stock, 110,256 shares	(1,769,000)
Retained earnings	206,533,000
Total stockholder's equity	214,107,000
	$ 2,337,177,000

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Wedbush Morgan Securities Inc. (Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker dealer. The Company is wholly owned by WEDBUSH, Inc.

(a) Use of Estimates and Evaluation of Subsequent Events

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Management has evaluated whether events or transactions which have occurred after June 30, 2009 require recognition or disclosure in the statement of financial condition. The evaluation was conducted through August 26, 2009, which is the date the statement of financial condition was available for issuance.

(b) Securities Transactions

The Company records its securities transactions on a trade date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

(d) Cash Segregated

Cash segregated represents deposits held in money market deposit accounts at banks segregated for the exclusive benefit of customers in compliance with regulatory requirements.

(e) Short-Term Investments Segregated

Short-term investments segregated consists of securities guaranteed by the U.S. government purchased under agreements to resell which are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements. It is the policy of the Company to obtain collateral with a fair value equal to or in excess of the principal amount loaned under resell agreements. These investments are held in segregated accounts for the exclusive benefit of customers and brokers in compliance with regulatory requirements.

(f) Customer Receivable/Payable and Reserve for Uncollectible Receivables

Amounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in the customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the statement of financial condition.

(Continued)

A reserve is established for amounts due from customers and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the reserve include past experience, degree of concentration and quality of collateral.

(g) Financial Instruments

Substantially all of the Company's financial instruments, including securities owned, securities owned segregated and securities sold, not yet purchased, are carried at fair value. Assets, including securities borrowed or purchased under agreements to resell and certain receivables, are carried at fair value or contracted amounts that approximate fair value due to the short period to maturity. Similarly, liabilities, including securities loaned and certain other payables, are carried at amounts approximating fair value.

Effective July 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). Fair value is defined under SFAS 157 as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company determined that its fair value measurements were in accordance with SFAS 157, and as such the implementation of SFAS 157 resulted in expanded disclosures about assets and liabilities carried at fair value, but did not have any impact on the Company's financial position. SFAS 157 also establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities. This category includes U.S. Government and exchange-traded securities.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are considered observable, either directly or indirectly. This category includes U.S. agency, municipal, corporate debt and mortgage-backed securities.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. This category includes private equity investments and limited partnerships.

(h) Securities Owned Segregated

Securities owned segregated include securities guaranteed by the U.S. government held in segregated accounts for the exclusive benefit of customers in compliance with regulatory requirements.

(i) ***Intangibles***

Intangibles consist of investment executive relationships with clients and non-compete agreements which are amortized in full using the straight-line method over four years. The intangibles are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment.

(j) ***Income Taxes***

The Company accounts for tax uncertainties under the procedures established by SFAS No. 109, *Accounting for Income Taxes*.

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent, whereby its share of consolidated or combined tax liabilities is determined as if the Company had filed separate returns.

(k) ***Stock Based Compensation***

The parent company has a stock option and awards plan, under which the Company is authorized to issue up to 1,392,000 shares and options to acquire shares of parent common stock. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent common stock on the grant date, and generally become exercisable ratably over four years, and expire five years after the option becomes exercisable. Restricted awards in parent common stock are also granted and may vest over periods ranging up to four years. The parent company issues new shares upon the vesting of stock based awards and upon the exercise of stock options.

The Company recognizes compensation expense of options granted based on estimated grant date fair value using the Black-Scholes option pricing model. The model takes into account the exercise price and expected life of the options, the current price of the underlying stock and its expected volatility, expected dividends and the risk free interest rate for the expected term of the option. Judgment is required in determining certain of the inputs to the model. The expected life of the option is based on an analysis of historical employee exercise behavior. The expected volatility is based on the parent company's historical monthly stock price volatility. The fair value of the option estimated at the date of grant is not adjusted for subsequent changes in the assumptions.

(l) ***Accounting Developments***

The Financial Accounting Standards Board (FASB) issued several new accounting pronouncements, none of which are expected to have any material impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes* (SFAS 109). FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim

periods, disclosure and transition. In October 2008, the FASB issued Staff Position (FSP) Interpretation No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises*, that deferred the effective date of FIN 48 for non-public enterprises to fiscal periods beginning after December 15, 2008; therefore, the Company will fully adopt the provisions of the interpretation beginning July 1, 2009. In July 2009, the FASB proposed FSP Interpretation 48-d, *Application Guidance for Pass-through Entities and Tax-Exempt Not-for-Profit Entities and Disclosure Modification for Non-public Entities* (FIN 48-d) which eliminates certain disclosure requirements of FIN 48 for non-public entities. FIN 48-d is effective upon the initial adoption of FIN 48.

In February 2008, the FASB issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157* (FAS 157-2). FAS 157-2 defers the effective date of SFAS 157, *Fair Value Measurements*, to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company will adopt the provisions of FAS 157-2 beginning July 1, 2009 at which time the fair value provisions of SFAS 157 will be applied during the annual impairment testing for intangible assets.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141R). SFAS 141R expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities be recorded at the fair value determined on the acquisition date with changes thereafter reflected in revenue; and requires acquisition costs to be expensed as incurred. In April 2009, the FASB issued FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* (FAS 141R-1). FAS 141R-1 requires acquired assets and liabilities that arise from contingencies be recognized at the fair value determined on the acquisition date. If fair value cannot be determined, the acquired contingencies are recognized if estimable and probable. SFAS 141R and FAS 141R-1 are effective for any business combinations initiated by the Company after June 30, 2009.

In February 2008, the FASB issued FSP No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* (FAS 140-3). FAS 140-3 addresses whether an initial transfer of a financial asset and a repurchase financing should be viewed as two separate transactions or as one "linked" transaction. The Staff Position includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria, including that the transferred asset must be readily obtainable in the marketplace. FAS 140-3 will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; therefore, the Company will fully adopt the provisions of the interpretation beginning July 1, 2009.

In July 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (SFAS 168). SFAS 168 establishes the FASB Accounting Standards Codification (Codification) to become the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP)

recognized by the FASB to be applied by non-governmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change U.S. GAAP. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

(2) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities borrowing and lending activities and consist of the following:

Securities failed to deliver	$	13,280,000
Deposits paid on securities borrowed		245,040,000
Amounts due from brokers and dealers through clearing organizations		1,616,000
Deposits with clearing organizations		6,441,000
Total receivables from brokers, dealers and clearing organizations	$	266,377,000

Securities failed to receive	$	14,649,000
Deposits received for securities loaned		275,939,000
Other		872,000
Total payables from brokers, dealers and clearing organizations	$	291,460,000

Deposits are paid for securities borrowed and are received for securities loaned based on the approximate fair value of the related securities. Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

(Continued)

(3) Financial Instruments

The following table presents the Company's financial instruments measured at fair value on a recurring basis as of June 30, 2009:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable Inputs (Level 3)	Balance at fair value
Assets:				
Short-term investments segregated				
reverse repurchase agreements	$ —	1,288,000,000	—	1,288,000,000
Total short-term investments segregated	$ —	1,288,000,000	—	1,288,000,000
Securities owned				
U.S. government securities	$ 190,000	—	—	190,000
U.S. agency and municipal securities	—	18,384,000	—	18,384,000
Corporate debt securities	—	1,309,000	—	1,309,000
Corporate equities:				
Business services	3,828,000	—	—	3,828,000
Consumer products	2,883,000	—	—	2,883,000
Financials	3,808,000	—	—	3,808,000
Industrials	3,339,000	—	—	3,339,000
Life sciences	942,000	—	—	942,000
Technology	635,000	—	—	635,000
Other Industries	4,987,000	—	—	4,987,000
Listed options	245,000	—	—	245,000
Total securities owned	$ 20,857,000	19,693,000	—	40,550,000
Securities owned segregated				
U.S. government securities	$ 169,642,000	—	—	169,642,000
Total securities owned segregated	$ 169,642,000	—	—	169,642,000
Liabilities:				
Securities sold, not yet purchased				
U.S. agency and municipal securities	$ —	88,000	—	88,000
Corporate debt securities	—	4,975,000	—	4,975,000
Corporate equities:				
Business services	94,000	—	—	94,000
Consumer products	95,000	—	—	95,000
Financials	1,367,000	—	—	1,367,000
Industrials	46,000	—	—	46,000
Life sciences	78,000	—	—	78,000
Technology	127,000	—	—	127,000
Other Industries	731,000	—	—	731,000
Total securities sold, not yet purchased	$ 2,538,000	5,063,000	—	7,601,000

(Continued)

The primary inputs in determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotation from parties trading the security. During the year ended June 30, 2009 there were no changes to the valuation techniques employed by the Company in determining fair value.

(4) Intangibles

The following is a summary of intangibles as of June 30, 2009:

		Amount
Investment executive relationships	$	3,498,000
Non-compete agreements		1,394,000
Total intangibles		4,892,000
Less accumulated amortization		(708,000)
Net intangibles	$	4,184,000

Amortization on the intangibles to be recorded in subsequent periods is as follows:

Fiscal year ending:		
2010	$	1,223,000
2011		1,223,000
2012		1,223,000
2013		515,000
	$	4,184,000

On October 24, 2008, the Company acquired certain assets of a broker dealer including $2,322,000 in intangible investment executive relationships with clients and non-compete agreements. In addition to the initial consideration, the asset acquisition agreement also provides for incremental consideration to be paid in the amount of $150,000 per year over the next three years. The terms of the asset acquisition agreement also provide for contingent payments of up to approximately $767,000 a year for the following three years if certain revenue thresholds are met and customer account levels maintained.

On December 31, 2008, the Company acquired certain assets of another broker dealer which included $2,570,000 in intangible investment executive relationships with clients. The terms of the asset acquisition agreement provide for contingent payments of up to approximately $250,000 in the year following the acquisition if certain revenue thresholds are met.

Any contingent payments will be additional purchase consideration and reflected in intangibles when such contingencies are resolved.

(5) Preferred Stock

The Company, as well as the Series A preferred shareholders, may opt to redeem the preferred stock at a liquidation preference price of $100 per share plus accumulated and unpaid dividends. The preferred shares are non-voting and are entitled to a 4% dividend, on a cumulative basis, per year of the outstanding liquidation preference.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2009, the Company had net capital of $171,492,000 that was 125% of aggregate debit items and $168,744,000 in excess of the $2,748,000 required minimum net capital at that date.

(7) Bank Credit Lines

The Company has the ability through arrangements with multiple banks to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $20,000,000 unsecured and $70,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2009, there were no borrowings outstanding under these credit lines.

(8) Profit-Sharing Retirement Plans

At June 30, 2009, the Company had two trusteed defined contribution retirement plans. The Commissioned Employees' PS Retirement Plan (the CPS Plan) is qualified under Section 401(k) of the Internal Revenue Code and covers eligible employees compensated on a commission and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary employee contributions and are not required if earnings do not exceed defined levels.

The Employees' PS Retirement Plan (the PS Plan) covers substantially all salaried employees. The Company's annual contributions under the Plan are determined by the board of directors, and are based on a percentage of employee compensation.

(9) Federal and State Income Taxes

Income taxes receivable of $147,000 at June 30, 2009 is included in other assets on the statement of financial condition.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to

(Continued)

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets:		
Allowance for doubtful receivables	$	2,915,000
Legal reserves		2,308,000
Other		1,628,000
Total deferred tax assets		6,851,000
Less deferred tax liabilities:		
Unrealized gains not taxable		(1,449,000)
Allowance for expenses not yet incurred		(381,000)
Total deferred tax liabilities		(1,830,000)
Net deferred tax assets	$	5,021,000

Net deferred taxes assets are included in other assets on the statement of financial condition.

As of June 30, 2009, management has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established for those tax assets. The Company's management believes that it is more likely than not the deferred tax assets will be realized.

(10) Stock Options and Awards

As of June 30, 2009, there were 112,800 options outstanding related to parent company stock, of which 73,773 were fully vested. The weighted average remaining life of the options until expiration was 6.5 years. As of June 30, 2009, there was $529,000 in share-based compensation related to non-vested options and stock awards which will be recognized over a weighted average period of 1.5 years.

(11) Commitments and Contingent Liabilities

(a) Legal Matters

The Company is subject to ongoing litigation and claims in the normal course of its business. Management accrues for the settlement of such litigation and claims when a liability is deemed probable and estimable. In the opinion of management, the potential and threatened claims in which the Company is involved are not expected to have a material impact on the Company's financial position.

(b) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Fiscal year ending:		
2010	$	6,951,000
2011		4,773,000
2012		2,945,000
2013		2,112,000
2014		1,067,000
Thereafter		544,000
	$	18,392,000

Certain of these leases have escalation clauses and renewal options.

(12) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned; securities sold, not yet purchased; repurchase agreements; securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of risk whereby the fair value of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(13) Related-Party Transactions

In the normal course of business, employees, officers, directors and affiliates may buy and sell securities through the Company. At June 30, 2009, included in receivables from customers and payables to customers on the statement of financial condition, were receivables from officers and directors of $10,715,000 and from affiliates of $25,250,000, and payables to officers and directors of $11,080,000 and to affiliates of $4,112,000. Management believes receivables from officers, directors, and affiliates to be at market terms and rates of interest and are collateralized by securities. Net notes receivable from employees of $10,248,000 and other receivables from affiliates of $101,000 at June 30, 2009 are included in other receivables on the statement of financial condition. Notes receivable from employees are generally from recruiting activities, non-interest bearing, and forgiven over a period of three to eight years.

During 2009, the Company instituted a program whereby certificates of deposit (CDs) from an affiliated bank (Wedbush Bank) are marketed to and placed with customers. CDs placed under this program during 2009 totaled $85,370,000 of which $55,006,000 remain outstanding as of June 30, 2009.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Wedbush Morgan Securities Inc.:

In planning and performing our audit of the statement of financial condition of Wedbush Morgan Securities Inc. (the Company) for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 26, 2009

KPMG

WEDBUSH MORGAN SECURITIES INC.

(SEC Identification No. 8-12987)

Statement of Financial Condition

June 30, 2009

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)